Announcement to the Market Perpetual Subordinated Financial Bills Itaú Unibanco Holding S.A. (“Company”) announces to the market that it has issued Perpetual Subordinated Financial Bills (“Financial Bills”) in the total amount of BRL 3 billion, in negotiations with professional investors. The Financial Bills are perpetual in nature and may be repurchased as from 2031, subject to the prior authorization of the Central Bank of Brazil. In accordance with Resolutions No. 122 and No. 5.007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Tier 1 of the Company’s Total Capital with an estimated impact of 19 basis points1 on its Tier 1 capital ratio. São Paulo (SP), June 10, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 Calculated on the capital base of March 31, 2026.